Exhibit 99.3

Consolidated Financial Statements

Years ended December 31, 2022 and 2021

Presented in United States dollars

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Orla Mining Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Orla Mining Ltd. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income (loss) and comprehensive income (loss), cash flows and changes in equity for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and its consolidated financial performance and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRSs”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2020.

Vancouver, Canada

March 19, 2023

ORLA MINING LTD.
Consolidated Balance Sheets

(thousands of United States dollars)

	December 31,	December 31,
As at	2022	2021

ASSETS
Current assets
Cash and cash equivalents	$96,278	$20,516
Trade and other receivables	365	306
Value added taxes recoverable (note 12)	8,659	16,776
Inventory (note 11)	22,446	9,657
Prepaid expenses	2,824	1,090
Restricted cash	2,290	—
	132,862	48,345
Restricted cash	1,142	3,680
Value added taxes recoverable (note 12)	5,229	7,444
Long-term inventory (note 11)	4,096	1,299
Property, plant and equipment (note 14)	224,416	7,635
Mineral properties under construction (note 15)	—	213,749
Exploration and evaluation properties (notes 13 and 16)	242,743	82,743
Deferred tax asset	2,405	—
Other non-current assets	923	—
TOTAL ASSETS	$613,816	$364,895

LIABILITIES
Current liabilities
Trade and other payables (note 17)	$11,708	$6,816
Accrued liabilities (note 18)	7,967	5,659
Current portion of long term debt (note 19)	45,000	25,293
Taxes payable	33,102	—
	97,777	37,768
Lease obligations (note 24)	2,327	1,029
Long term debt (note 19)	100,795	136,060
Deferred revenue (note 13)	7,500	—
Site closure provisions (note 25)	8,261	5,460
Other long term liabilities (note 18)	172	161
TOTAL LIABILITIES	216,832	180,478

SHAREHOLDERS’ EQUITY
Share capital (note 26)	445,316	269,198
Reserves	24,009	29,306
Accumulated other comprehensive income	(1,583)	2,441
Accumulated deficit	(70,758)	(116,528)
TOTAL SHAREHOLDERS’ EQUITY	396,984	184,417

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$613,816	$364,895

/s/ Jason Simpson	/s/ Elizabeth McGregor
Jason Simpson, Director	Elizabeth McGregor, Director

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(thousands of United States dollars)

	Years ended December 31
	2022	2021

REVENUE (note 5)	$193,230	$4,124

COST OF SALES
Operating costs (note 6(a))	(45,597)	(1,280)
Depletion and depreciation (note 7)	(14,953)	—
Royalties (note 6(b))	(4,819)	(111)
	(65,369)	(1,391)

EARNINGS FROM MINING OPERATIONS	127,861	2,733

EXPLORATION AND EVALUATION EXPENSES (note 8)	(18,939)	(15,108)
GENERAL AND ADMINISTRATIVE EXPENSES (note 9)	(10,913)	(7,207)

OTHER
Interest income	2,167	341
Depreciation	(277)	(154)
Share based payments (note 28)	(2,447)	(2,329)
Interest and accretion expense (note 10)	(8,890)	(1,637)
Loss on early settlement of project loan (note 20(b))	(13,219)	—
Foreign exchange gain (loss)	3,014	(3,726)
Other gain (loss)	41	809
	(19,611)	(6,696)

INCOME (LOSS) BEFORE TAXES	78,398	(26,278)
Income taxes (note 35)	(32,628)	—

INCOME (LOSS) FOR THE PERIOD	$45,770	$(26,278)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation	(4,024)	(561)
TOTAL COMPREHENSIVE INCOME (LOSS)	$41,746	$(26,839)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 27)
Basic (millions)	272.2	241.4
Diluted (millions)	292.8	241.4

EARNINGS (LOSS) PER SHARE (note 27)
Basic	$0.17	$(0.11)
Diluted	$0.16	$(0.11)

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Cash Flows

(thousands of United States dollars)

	Years ended December 31
	2022	2021
OPERATING ACTIVITIES
Income (loss) for the year	$45,770	$(26,278)
Adjustments for:
Interest and accretion	6,723	1,296

Income tax expense	32,628	—
Income taxes paid	(3,150)	—
Interest income received	2,167	458
Payment of cash settled RSUs and DSUs	(2,049)	—
Adjustments for items not affecting cash:
Depreciation and depletion	15,230	154
Share based payments (note 28)	2,447	2,329
Loss on early settlement of project loan	13,219	—
Unrealized foreign exchange loss (gain)	(1,862)	3,921
Other	(31)	23
Cash provided by (used in) operating activities before changes in non-cash working capital	111,092	(18,097)
Changes in non-cash working capital (note 30(b))	(15,781)	(6,645)
Cash provided by (used in) operating activities	95,311	(24,742)

INVESTING ACTIVITIES
Purchase of plant and equipment	(5,726)	(3,302)
Deposits and other payments on long term assets	(855)	—
Mineral properties and related construction	(12,252)	(92,939)
Payment pursuant to the Layback Agreement (note 23)	(15,000)	—
Acquisition of Gold Standard, net of cash received (note 13)	(1,226)	—
Restricted cash and environmental bonding	3,176	(979)
Value added taxes received	18,527	(16,046)
Cash provided by (used in) investing activities	(13,356)	(113,266)

FINANCING ACTIVITIES
Advances received on (payments of) the Camino Rojo project loan	(127,500)	50,000
Proceeds from issuance of common shares, net of issuance costs	(261)	33,442
Payment of the Newmont loan (note 21)	(10,836)	—
Advances received from Credit Facility (note 22)	130,000	—
Principal repayments of the Credit Facility (note 22)	(5,550)	—
Proceeds from exercise of stock options and warrants	20,024	14,754
Transaction costs related to financing facilities (note 22)	(1,866)	(289)
Interest paid	(8,816)	(11,307)
Lease payments	(574)	(649)
Cash provided by financing activities	(5,379)	85,951

Effects of exchange rate changes on cash	(814)	393

Net increase (decrease) in cash	75,762	(51,664)
Cash, beginning of period	20,516	72,180
CASH, END OF YEAR	$96,278	$20,516

Supplemental cash flow information (note 30)

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Changes in Equity

(thousands of United States dollars)

	Common shares		Reserves
						Accumulated
	Number of		Share based			Other	Retained
	shares		payments	Warrants		Comprehensive	earnings
	(thousands)	Amount	reserve	reserve	Total	Income (loss)	(deficit)	Total
Balance at January 1, 2021	229,286	$217,948	$8,486	$21,395	$29,881	$3,002	$(90,250)	$160,581
Shares issued pursuant to a financing	9,085	34,442	—	—	—	—	—	34,442
Shares issued for property payments	33	150	—	—	—	—	—	150
Share issuance costs	—	(1,000)	—	—	—	—	—	(1,000)
Warrants exercised (note 26(b))	8,060	16,419	—	(2,140)	(2,140)	—	—	14,279
Options exercised	687	752	(277)	—	(277)	—	—	475
RSUs settled	449	487	(487)	—	(487)	—	—	—
Share based payments	—	—	2,329	—	2,329	—	—	2,329
Loss for the year	—	—	—	—	—	—	(26,278)	(26,278)
Other comprehensive loss	—	—	—	—	—	(561)	—	(561)
Balance at December 31, 2021	247,600	269,198	10,051	19,255	29,306	2,441	(116,528)	184,417

Balance at January 1, 2022	247,600	$269,198	$10,051	$19,255	$29,306	$2,441	$(116,528)	$184,417
Shares issued pursuant to acquisition (note 13)	43,689	149,363	—	—	—	—	—	149,363
Share issuance costs (note 26)	—	(261)	—	—	—	—	—	(261)
Replacement options issued (note 13)	—	—	1,647	—	1,647	—	—	1,647
Warrants exercised (note 26)	10,697	21,334	—	(5,143)	(5,143)	—	—	16,191
Options exercised (note 28)	3,675	6,866	(3,033)	—	(3,033)	—	—	3,833
RSUs redeemed (note 28)	36	138	(138)	—	(138)	—	—	—
RSUs settled in cash (note 28)	—	(1,320)	(403)	—	(403)	—	—	(1,723)
RSUs reclassified to cash settled (note 28)	—	—	(310)	—	(310)	—	—	(310)
DSUs redeemed (note 28)	112	165	(165)	—	(165)	—	—	—
DSUs settled in cash (note 28)	—	(167)	(159)	—	(159)	—	—	(326)
Share based payments (note 28)	—	—	2,407	—	2,407	—	—	2,407
Income for the year	—	—	—	—	—	—	45,770	45,770
Other comprehensive loss	—	—	—	—	—	(4,024)	—	(4,024)
Balance at December 31, 2022	305,809	$445,316	$9,897	$14,112	$24,009	$(1,583)	$(70,758)	$396,984

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 1010, 1075 West Georgia Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Camino Rojo gold and silver mine in Zacatecas State, Mexico, Cerro Quema gold project in Panama, and the South Railroad and Lewis gold projects in Nevada, USA.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company declared commercial production at Camino Rojo, effective April 1, 2022.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

2.BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

We have prepared these consolidated financial statements of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. The consolidated financial statements are presented in United States dollars.

On March 19, 2023, the Board of Directors approved these consolidated financial statements for issuance.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Where necessary, we have made adjustments to the financial statements of subsidiaries to bring their accounting policies in line with the accounting policies of the consolidated group. We have eliminated all material intercompany transactions, balances, revenues, and expenses upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.

Orla Mining Ltd. is the ultimate parent entity of the group. At December 31, 2022 and 2021, the principal operating subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

		Ownership
Name	Principal activity	Dec 31, 2022	Dec 31, 2021	Location
Minera Camino Rojo SA de CV	Production	100%	100%	Mexico
Minera Cerro Quema SA	Exploration	100%	100%	Panama
Gold Standard Ventures Corp.	Holding company	100%	—	Canada
Gold Standard Ventures (US) Inc.	Exploration	100%	—	USA
Madison Enterprises Inc.	Exploration	100%	—	USA
Monitor Gold Corporation	Exploration	100%	100%	USA

3.SIGNIFICANT ACCOUNTING POLICIES

We have applied the accounting policies set out below consistently to all periods presented in these financial statements.

The significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty arising in the preparation of these consolidated financial statements are discussed in note 4.

(a)Foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of each entity at the exchange rates in effect on the dates of the transactions.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate in effect at the date of the transaction. Foreign currency differences are generally recognized in profit or loss.

(ii)	Translation to presentation currency

These consolidated financial statements are presented in United States dollars (“US dollar”, or “USD”).

The presentation currency differs from the functional currency of the parent company and some of its subsidiaries (note 3(a)). We translate the assets and liabilities of entities with functional currencies other than the US dollar into US dollars at the official central bank exchange rates in effect on the reporting date. The results of operations of those entities are translated into US dollars at the average exchange rates in effect during the reporting period. We recognize the foreign currency differences which arise from translation in other comprehensive (loss) income.

When we dispose of an entity in its entirety, or partially such that we have lost control, we reclassify the cumulative amount in the translation reserve related to that operation to profit or loss as part of the gain or loss on disposal.

(iii) Functional currency

The functional currency of each of the Company’s principal operating subsidiaries, all of which are wholly owned, is the United States dollar. The functional currency of the parent company, Orla Mining Ltd., is the Canadian dollar.

The Company’s principal operating subsidiaries are Minera Camino Rojo SA de CV, Minera Cerro Quema SA, Gold Standard Ventures Corp., Gold Standard Ventures (US) Inc., Madison Enterprises (Nevada) Inc., and Monitor Gold Corporation.

Change in functional currency

As a result of the continued advancement of Camino Rojo and the resulting changes in underlying transactions, events, and circumstances, we reassessed the functional currency of Minera Camino Rojo SA de CV. We determined that the functional currency of Minera Camino Rojo SA de CV is the United States dollar. Consequently, the functional currency for this subsidiary changed from Mexican pesos to United States dollars effective January 1, 2022. This change in functional currency has been applied prospectively effective January 1, 2022.

(b)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(c)	Restricted cash

Restricted cash consists of amounts lodged with government bodies or their designated banking institutions in support of mandated environmental, permitting, or employee retirement obligations.

(d)Inventories

Inventories include production inventory, and materials and supplies inventory.

All inventories are valued at the lower of average cost or net realizable market value (“NRV”). NRV is calculated using the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. Any write-downs of inventory to its NRV are included in cost of

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

sales in the period. If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed to the extent that the related inventory has not yet been sold.

We classify inventory we do not expect to use within one year as non-current.

(i)Production inventory

Production inventory consists of stockpiled ore, in-process inventory, and finished goods. These are valued at the lower of weighted average cost and estimated NRV.

The value of all production inventories includes direct production costs and attributable overhead and depreciation incurred to bring the materials to their current point in the processing cycle.

Stockpiled ore represents unprocessed ore that has been extracted from the mine but not yet processed. The value of stockpiled ore is based on the costs incurred, including depreciation, in bringing the ore to the stockpiles. Costs are added to the stockpiled ore based on current mining costs per recoverable ounce and are removed at the average cost per recoverable ounce in the stockpile. We classify stockpiled ore that we do not expect to process within the next twelve months as non-current.

In-process inventory represents ore that is being treated on the leach pads and in the processing plant to extract the contained metals and to convert them to a saleable form. Estimates of recoverable metal in the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grades of ore placed on the leach pads (based on assays), and estimated recovery percentages (based on estimated recovery assumptions). The nature of the leaching process inherently limits the ability to precisely monitor leach pad inventory levels. Accordingly, we refine estimates based on engineering studies or actual results achieved over time. The ultimate recovery of metals from the leach pads will not be known until the leaching process is concluded at the end of the mine life.

The cost of in-process inventory is derived from current mining, crushing, stacking, leaching and plant costs, less the cost of metals transferred to finished goods inventory during the period at the weighted average cost per recoverable ounce.

Finished goods inventory is metal in the form of doré bars that have been poured and are ready to be shipped to a refiner.

Costs are transferred from finished goods inventory and recorded as cost of sales when the refined metal is sold.

(ii) Materials and supplies inventory

Materials and supplies inventories consist primarily of parts and consumables required in the mining and ore processing activities. Materials and supplies inventories are measured at the lower of weighted average cost and NRV. Cost includes purchase price, freight, and other directly attributable costs. We record provisions to reduce the carrying value of materials and supplies inventories when we determine such materials and supplies are obsolete or unusable.

(e)Mineral properties and related construction

We capitalize costs directly related to development or construction projects until the asset is available for use in the manner intended by us (“commercial production”), after which we move these costs to “producing mineral properties”.

We assess the stage of a mine under development and construction to determine when the mine is substantially complete and ready for its intended use. The criteria we use to assess when the mine is ready for its intended use are determined based on the unique nature of each mine construction project, such as the complexity of the project and its location. We consider various technical and physical performance criteria to assess when the production phase is considered to have commenced. Refer to note 15 for the factors we consider.

When we conclude that a mine under development and construction has commenced commercial production, we reclassify all balance sheet amounts from “Mineral properties and related construction” to balance sheet captions “Producing mineral properties” and “Plant and equipment”.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We do not record depreciation until the mine is substantially complete and available for its intended use.

When a mine development project moves into the production phase, we:

●	stop capitalizing certain mine development costs, and we treat such costs as either (i) part of the cost of inventory or (ii) we expense them,
●	stop capitalizing borrowing costs,
●	commence depreciation of the producing mineral property,
●	continue to capitalize costs relating to mining asset additions or improvements, and costs related to the development of mineable reserves.

(i)Proceeds before commercial production

During the year ended December 31, 2021, we early adopted the “Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use”. Under the amendments, proceeds from selling items before the mine under construction reaches commercial production should be recognized in profit or loss, together with the costs of producing those items.

(f)Producing mineral properties

Producing mineral properties consist of costs transferred from “Mineral properties under construction” when a mining property reaches commercial production, and acquired mining properties in the production stage.

When a mine construction project moves into the production stage, we cease capitalizing mine construction costs. Upon commencement of commercial production, we charge production costs to metal-in-process inventory, although we capitalize costs related to (1) property, plant and equipment additions or improvements, (2) open pit stripping activities that provide a future benefit, or (3) expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

Drilling and related costs for an ore body where proven and probable reserves exist and the activities are directed at obtaining additional information on the ore body or converting mineralized material to proven and probable reserves are capitalized. All other drilling and related costs are expensed as incurred.

(i)Stripping costs

In open pit mining operations, it is necessary to incur costs to remove waste material in order to access the ore body, which is known as stripping. Stripping costs incurred prior to the production stage of a mineral property (pre-stripping costs) are capitalized as part of the carrying amount of the related mineral property.

During the production phase of an open pit mine, stripping costs incurred that provide improved access to ore that will be produced in future periods and that would not have otherwise been accessible are capitalized to deferred stripping asset. The costs qualifying for capitalization are those costs directly incurred to perform the stripping activity that provides or improves access to the identified component of ore, plus an allocation of directly attributable overhead costs, which are determined using a strip ratio methodology. The strip ratio represents the ratio of the estimated total volume of waste material to the estimated total quantity of economically recoverable ore of the mineral reserves for which access has been provided or improved. The deferred stripping asset is capitalized as part of the carrying amount of the mineral property. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in mineral reserves that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in cost of sales.

(ii)Depletion

Depletion commences once the mineral property is capable of operating in the manner intended by management. Producing mineral properties are depleted on a units-of-production basis over the estimated useful life of the mine. This depletion is

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

calculated using the ratio of (i) gold ounces produced from the mine in the period, over (ii) the total gold ounces expected to be produced in current and future periods.

Major capital works projects conducted after the mine commences commercial production are not depreciated until such works are completed and put into use in a manner intended by management.

We review depreciation methods, remaining useful lives and residual values at least annually and we account for changes in estimates prospectively.

(iii)Impairment

At the end of each reporting period, we review our mineral properties, and related plant and equipment to determine whether there is any indication that these assets are impaired. If any such indication exists, we estimate the recoverable amount. If the asset’s carrying amount exceeds its recoverable amount, we recognize an impairment loss in profit or loss.

We assess impairment at the cash-generating unit (“CGU”) level, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. Each individual mining interest that is an operating mine is typically a CGU.

The recoverable amount of a mine is the greater of an asset’s fair value less costs to dispose (“FVLCD”) and value in use (“VIU”). FVLCD is defined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants at the measurement date. VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Mineral properties, and plant and equipment that have been impaired are tested for possible reversal of the impairment when events or changes in circumstances indicate that the recoverable amount of the associated CGU has increased. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depletion and depreciation. Reversals of impairment losses are recognized in profit or loss in the period in which the reversal occurs.

(g)	Exploration and evaluation (“E&E”) expenditures

Exploration and evaluation expenditures include the search for mineral resources, and the determination of technical feasibility, and assessment of the commercial viability of, an identified mineral resource. Activities include acquisition of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; sampling; and evaluation of the technical feasibility and commercial viability of extracting a mineral resource.

We capitalize as exploration and evaluation assets the acquisition costs of exploration properties (whether acquired in a business combination or through an acquisition of assets).

We expense all other E&E expenditures, including non-refundable advance royalty payments.

Exploration and evaluation properties are subsequently measured at cost less accumulated impairment.

When the technical feasibility and economic viability of a project are demonstrable, funding is in place, and a positive development decision is made, we test the mineral property for impairment and transfer the costs to “Mineral properties and related construction”. We capitalize subsequent expenditures on the project.

We assess exploration and evaluation properties for impairment when indicators and circumstances suggest that the carrying amount may exceed its recoverable amount. Typical indicators of impairment include:

●	the period for which we have the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

●	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
●	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and we have decided to discontinue such activities in the specific area;
●	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full via successful development or by sale.

If any such indication exists, we estimate the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, we discount the estimated future cash flows to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the E&E asset. If we estimate the recoverable amount of an asset to be less than its carrying amount, we recognize an impairment loss in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. We recognize reversals of impairment immediately in profit or loss.

(h)	Property, plant and equipment

Equipment is initially recognized at cost. Cost includes purchase price, directly attributable costs, and the estimated present value of any future costs of decommissioning and removal. Equipment is carried at cost, net of accumulated depreciation and impairments. We depreciate equipment to their residual values over their estimated useful lives, as follows:

Mine equipment	Units-of-production over mineral reserves
Plant equipment and related buildings	Units-of-production over mineral reserves
Other equipment	Straight line over useful life
Office equipment	Straight line over useful life
Vehicles	Straight line over useful life, typically 4 years
Hardware and software	Straight line over useful life, typically 3 years

(i)	Borrowing costs

We capitalize interest and other costs that we incur in connection with the borrowing of funds (“borrowing cost”) that are directly attributable to the acquisition, or construction of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale (“a qualifying asset”) as part of the cost of that asset. We expense other borrowing costs in the period in which they occur.

When we borrow funds specifically for the purpose of constructing or obtaining a qualifying asset, we capitalize the actual borrowing costs specifically incurred including the amortization of loan initiation costs, less any investment income earned on the temporary investment of those funds.

To the extent we borrow funds generally and use them for the purpose of constructing or obtaining a qualifying asset, we use a weighted average interest rate of the borrowing costs applicable to all our general borrowings that are outstanding during the period.

We stop capitalizing borrowing costs when substantially all the activities necessary to prepare the qualifying asset for its intended use are complete.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We expense borrowing costs related to exploration and evaluation.

(j)	Leases

At the inception of a contract, we assess whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we consider whether:

●	the contract involves the use of an identified asset, either explicitly or implicitly, including consideration of supplier substitution rights;
●	we have the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and
●	we have the right to direct the use of the asset.

We recognize a right-of-use (“ROU”) asset, which is initially measured based on the initial amount of the lease liability plus any initial direct costs incurred less any lease incentives received. We depreciate the ROU asset to the earlier of the end of the useful life or the lease term using either the straight-line or units-of-production method, depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if we determine the Company is reasonably likely to exercise the option.

We initially measure the lease liability at the present value of the lease payments that are not yet paid as of the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. We then measure the lease liability at amortized cost using the effective interest method and remeasure it when there is a change in future lease payments.

We apply the short-term lease (defined as leases with an initial lease term of 12 months or less) and low-value asset recognition exemptions. For these leases, we recognize the lease payments an expense over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(k)	Asset retirement and site closure obligations

We record an asset retirement and site closure obligation when a legal or constructive obligation exists as a result of past events and we can make a reliable estimate of the undiscounted future cash flows required to satisfy the asset retirement and site closure obligation. Such costs include decommissioning or dismantling plant and equipment, and reclamation, closure, and post-closure monitoring of the property.

The estimated future cash flows are discounted to a net present value using an applicable risk-free interest rate. We accrete the provision for asset retirement and site closure obligations over time to reflect the unwinding of the discount and charge the accretion expense to profit or loss for the period.

We remeasure the asset retirement and site closure obligation at the end of each reporting period for changes in estimates or circumstances, such as changes in legal or regulatory requirements, increased obligations arising from additional disturbance due to mining and exploration activities, changes to cost estimates, and changes to risk-free interest rates.

Asset retirement and site closure obligations related to exploration and evaluation activities are expensed. Asset retirement and site closure obligations relating to “mineral properties and related construction”, and to exploration and evaluation properties, are initially capitalized with a charge to the related mineral property. Changes to the obligation which arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining property.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(l)	Provisions

We recognize provisions when (i) the Company has a present legal or constructive obligation as a result of a past event, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) we can make a reliable estimate of the amount of the obligation. Where we expect some or all of a provision to be reimbursed (for example, under an insurance contract), we recognize the reimbursement as a separate asset, but only when the reimbursement is virtually certain. We present the expense relating to each provision in profit or loss net of any reimbursements.

If the effect of the time value of money is material, we discount the provision using a pre-tax discount rate that reflects the risks specific to the liability. The increase in the provision due to the passage of time is recognized as accretion expense in profit or loss.

(m)Revenue

The Company’s primary source of revenue is the sale of refined gold and silver. The Company’s performance obligations relate primarily to the delivery of refined gold and silver to its customers.

Revenue related to the sale of metal is recognized when the customer obtains control of the metal. In determining whether the Company has satisfied a performance obligation, we consider whether (i) the Company has a present right to payment, (ii) the Company has transferred physical possession of the metal to the customer; (iii) the customer has the significant risks and rewards of ownership of the metal; and (iv) the customer has legal title to the metal.

We sell refined gold and silver primarily to refiners, bullion banks or members of the London Bullion Market Association (“LBMA”). The sales price is fixed on the date of sale based on spot price or by mutual agreement. We recognize revenue from sales of gold and silver at the time when risk and rewards of ownership and title transfers to the customer, which typically coincides with the date that the customer remits payment. Under certain contracts with customers the transfer of control may occur when the gold or silver is in transit from the mine to the refinery. At this point in time, the customer has legal title to and the risk and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

Revenue from refined sales is recognized net of treatment and refining charges.

(n)Deferred revenue

The Company recognizes deferred revenue in the event it receives payments from customers in consideration for future commitments to deliver metals and before such sale meets the criteria for revenue recognition. The Company will recognize amounts in revenue as the metals are delivered to the customer. Specifically, for the silver stream agreement arising from the acquisition of Gold Standard Ventures Corp., we will amortize deferred revenue to revenue using ounces of silver sold over the estimated total ounces of silver expected to be delivered over the life of mine.

(o)	Share based payments
(i)	Stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”)

The Company grants stock options, and awards RSUs and DSUs to employees, officers and directors from time to time. At the date of grant or award, we estimate the fair values of the stock options, RSUs and DSUs which will eventually vest. These estimated fair values are recognized as share-based compensation expense over the specific vesting periods, with a corresponding increase to reserves, a component of equity.

We determine the fair value of stock options using a Black-Scholes option pricing model with market-related inputs as of the date of grant. The fair value of RSUs and DSUs is the market value of the underlying shares as of the date of award. Cash-settled RSUs are remeasured using the market value of the underlying shares at the end of each reporting period. Stock option grants and RSU awards with several tranches of vesting are accounted for as separate awards with different vesting periods and fair values. We account for changes to the estimated number of awards that will eventually vest prospectively.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)	Bonus shares

The Company has issued bonus shares, which have vested upon the completion of a specified period of service. The fair value of the bonus shares is determined on the date of award; this fair value has been recognized in share-based compensation expense over the service period.

(p)	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity or OCI.

(i)	Current tax

Current tax expense comprises the expected tax payable on taxable income for the year and any adjustment to income tax payable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any withholding tax arising from interest and dividends.

(ii)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination, and at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss);
●	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that we are able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and
●	taxable temporary differences arising on the initial recognition of goodwill.

We recognize deferred tax assets for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits are considered based on the business plans for the individual taxable entity. We review deferred tax assets at each reporting date and reduce them when we consider it no longer probable that the related tax benefit will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to apply to the temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset only when there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which are expected to reverse in the same period or in the carried back/forward period as the expected reversal of the deductible temporary difference.

(q)	Earnings (loss) per share

Basic earnings (loss) per share is based on profit (loss) attributable to common shareholders, divided by the weighted average number of common shares outstanding during the reporting period.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Diluted earnings (loss) per share is based on profit (loss) attributable to common shareholders, divided by the weighted average number of common shares outstanding during the reporting period after adjusting for the effects of all dilutive potential ordinary shares.

(r)Business combinations

We account for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and when control is transferred to the Company. In determining whether a particular set of activities and assets is a business, we assess whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. We expense transaction costs as incurred, except if they are related to the issuance of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at estimated fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the portion to which the replacement awards relate to pre-combination service.

The results of businesses acquired during a reporting period are included in the consolidated financial statements starting from the date of acquisition.

(s)Financial instruments

(i)	Financial assets

We initially recognize financial assets when the Company becomes party to the contractual provisions of the instrument. Subsequent to initial recognition, we classify financial assets as measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”) after considering both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

A financial asset is measured at amortized cost if both of the following conditions are met:

●	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if both of the following conditions are met:

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

We may make an irrevocable election at initial recognition to carry at FVOCI particular investments in equity instruments that would otherwise be measured at FVTPL.

A financial asset is required to be measured at FVTPL unless it is measured at amortized cost or at FVOCI.

If we change our business model for managing financial assets, we reclassify all affected financial assets on a prospective basis, without restating any previously recognized gains, losses or interest.

If the asset is reclassified to fair value, we determine the fair value at the reclassification date, and recognize in profit or loss any gain or loss arising from a difference between the previous carrying amount and fair value.

An embedded derivative is a component of a hybrid contract that also includes a non-derivative host, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty, is not an embedded derivative, and is treated as a separate financial instrument.

Upon initial recognition, we measure a financial asset at its fair value. However, we measure trade receivables that do not have a significant financing component at their transaction price. After initial recognition, we measure financial assets at amortized cost, FVOCI, or FVTPL.

Changes in fair value of a financial asset that is carried at FVTPL are recognized in profit or loss, and changes in fair value of a financial asset that is carried at FVOCI are recognized in other comprehensive income, unless it is part of a hedging relationship.

Gains or losses on a financial asset that is carried at FVTPL are recognized in profit or loss, and gains or losses on a financial asset that is carried at FVOCI are recognized in other comprehensive income, unless it is part of a hedging relationship. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized, impaired, amortized, or reclassified.

(ii)Financial liabilities

We initially recognize financial liabilities when the Company becomes party to the contractual provisions of the instrument. At initial recognition, we measure each financial liability at its fair value. In the case of a financial liability not at FVTPL, we deduct transaction costs that are directly attributable to the issuance of the financial liability.

Subsequent to initial recognition, we classify and measure all financial liabilities at amortized cost using the effective interest method, except for financial liabilities at FVTPL.

We may, at initial recognition, irrevocably designate a financial liability as measured at FVTPL.

(iii)Impairment

We recognize a loss allowance for expected credit losses on financial assets, based on lifetime expected credit losses.

For the Company’s trade receivables, we determine the lifetime expected losses for all of our trade receivables. The expected lifetime credit loss provision for the Company’s trade receivables is based on historical counterparty default rates and we adjust for relevant forward-looking information if necessary.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)Forthcoming requirements

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for annual periods beginning on or after 1 January 2023.

Amendments to IAS 8 Definition of Accounting Estimates help entities to distinguish between accounting policies and accounting estimates. The amendments are effective for annual periods beginning on or after 1 January 2023.

Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after 1 January 2023.

We are reviewing the amendments listed above and have not yet concluded the potential effects of these amendments on our financial position, changes in financial position, and results of operations. We plan to adopt the amendments on 1 January 2023.

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES
(a)	Significant judgements

In preparing the consolidated financial statements, we make judgments when applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below.

(i)	Assessment of impairment indicators

We apply judgement in assessing whether indicators of impairment exist for our exploration and evaluation (“E&E”) properties and for our mineral properties which could result in a test for impairment.

For our E&E properties, we consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the changes in mineral resources and mineral reserves, the potential for viable operations, significant decline in the market value of the Company, changes in metal prices and costs and changes in interest rates to determine whether there are any indicators of impairment or reversal of a previous impairment.

For our mineral properties, we consider external factors such as changes in technology, the market, the economy, or the legal environment, interest rates, and the market capitalization of the Company compared to the book value of the asset. We also consider internal factors such as economic performance of the asset, idle properties and plans to discontinue operations, useful life of the property, our ability to repatriate or use profits from the property, restrictions on access, environmental restrictions, and political instability.

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval. We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control. If a renewal application is not approved, we could lose rights to those concessions.

We consider other factors such as typical practice in foreign jurisdictions related permit renewals, our continued ability to operate as usual while awaiting renewals, our continued performance under regulatory requirements, and the ongoing acceptance by authorities of our annual fees.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)	Commencement of commercial production

Determining when a mine under construction is substantially complete and ready for its intended use requires significant judgement. Some of the criteria we used to make that determination for the Camino Rojo Oxide Gold Mine included:

●	completion of all major capital expenditures to bring the mine to the condition necessary for steady state operation,
●	completion of a reasonable period of testing of the mine plant and equipment,
●	ability to produce saleable product (ie, the ability to produce metal within specifications),
●	transfer of the mine from the construction group to operating personnel,
●	mine and plant reaching a pre-determined percentage of design capacity,
●	metal content (the grade) of ore being mined sufficiently consistent with the mine plan,
●	mineral recoveries being at or near the expected production level,
●	ability to sustain ongoing production of metal.

No one factor was more important than any other factor; consequently, we considered these collectively to determine that the date of commencement of commercial production for the Camino Rojo Oxide Gold Mine was April 1, 2022.

(iii)	Recovery of deferred tax assets

At each reporting period, we assess whether it is probable that the Company is able to benefit from tax loss carryforwards and other temporary differences.

We consider the recoverability of deferred tax assets based on future taxable income to determine the deferred tax asset to be recognized. Significant assumptions used to determine future taxable income include estimates for commodity prices, reserves and resources, operating costs, financing costs, development capital, and scheduling and mine design. Revisions to these estimates could result in material adjustments to the financial statements.

The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future and to utilize temporary differences which will reverse in the future requires management to exercise judgement and make assumptions about the Company’s future performance.

(b)	Significant estimates

The preparation of financial statements in conformity with IFRS requires the use of estimates that affect the amounts reported and disclosed. These estimates are based on our knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimation uncertainty as at December 31, 2022 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months are outlined below.

(i)	Mineral resource and mineral reserve estimates

Mineral resource and mineral resource estimates are estimates of the amount of ore that can be economically extracted from the Company’s mining properties. Such estimates impact the financial statements in the following ways:

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Mineral resource and mineral reserve estimates are key factors considered in determining whether technical feasibility and commercial viability of extracting a mineral resource are demonstrable which influences the classification of expenditure,

The carrying value of assets may be affected due to changes in estimated mineral reserves and resources if the change is considered an indicator of impairment,

Depreciation of producing mineral properties is affected by changes in reserve estimates,

Site closure provisions may change where reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities.

The mineral resource and mineral reserve estimates are based on information compiled by qualified persons within the meaning of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Such information includes geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of mineral resources and mineral reserves may change.

(ii)	Valuation of production inventory

The measurement of inventory, including the determination of its NRV, especially as it relates to metal production inventory involves the use of estimates.

NRV is calculated as the estimated price at the time of sale based on prevailing metal prices, less estimated future production costs to convert the inventory into saleable form and associated selling costs, discounted where applicable. In determining the value of metal on the leach pads, we make estimates of rock densities, tonnages, grades, and the recoverability of ore stacked on leach pads to estimate its value. Changes in these estimates can result in a change in carrying amounts of inventory, which could result in charges to cost of sales. The determination of forecast sales prices, recovery rates, grade, assumed contained metal in stockpiles, work-in-process and leach pad inventory and production and selling costs all requires significant assumptions that impact the carrying value of production inventories.

(iii)	Asset retirement and site closure obligations

We make estimates and assumptions in determining the provisions for asset retirement and site closure. The estimates and assumptions include determining the amount and timing of future cash flows, inflation rates, and discount rates. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including judgements of the extent of rehabilitation activities, technological changes, and regulatory changes. Consequently, there could be significant adjustments to the provisions established, which would affect future financial position, results of operations, and changes in financial position. The provision is management’s best estimate of the present value of the future asset retirement and site closure obligation. Actual future expenditures may differ from the amounts currently provided.

(iv)	Fair value measurement

Management uses valuation techniques in measuring the fair value of share options granted and restricted share units, deferred share units, and bonus shares awarded. Such valuation techniques are also used for estimating the fair value upon initial recognition of the purchase price allocated to the assets and liabilities of South Railroad and Lewis.

We determine the fair value of share-based payments awarded using the Black Scholes option pricing model which requires us to make certain estimates, judgements, and assumptions in relation to the expected life of the share options, expected volatility, expected risk‐free rate, and expected forfeiture rate. Changes to these assumptions could have a material impact on the Company’s financial statements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

5.	REVENUE

Camino Rojo was under commissioning during the three months ended March 31, 2022. The Company declared commercial production at Camino Rojo, effective April 1, 2022.

Revenue by significant product type:

	Years ended
	December 31
	2022	2021
Gold	$192,394	$4,094
Silver	836	30
Revenue	$193,230	$4,124

Customer A	$129,866	$4,124
Customer B	47,937	—
Others	15,427	—
Revenue	$193,230	$4,124

6.COST OF SALES

(a)Operating costs

	Years ended
	December 31
	2022	2021
Mining and processing costs	$44,538	$1,247
Refining and transportation costs	1,059	33
	$45,597	$1,280

(b)Royalties

	Years ended
	December 31
	2022	2021
Camino Rojo Oxide 2% NSR royalty (note 14)	$3,818	$111
Mexican 0.5% Extraordinary Mining Duty	1,001	—
	$4,819	$111

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

7.DEPLETION AND DEPRECIATION

	Years ended
	December 31
	2022	2021
Depletion of producing mineral property	$5,806	$—
Depreciation of plant and equipment	9,147	—
Depletion and depreciation	$14,953	$—

Camino Rojo was under construction during 2021 and the three months ended March 31, 2022. The Company declared commercial production at Camino Rojo effective April 1, 2022. Consequently, no depletion was recorded prior to April 1, 2022.

8.EXPLORATION AND EVALUATION EXPENSES

	Years ended
	December 31
	2022	2021
Camino Rojo Project	$3,765	$9,908
Cerro Quema Project	7,176	4,771
Nevada projects	7,616	366
Other	382	63
	$18,939	$15,108

9.GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended
	December 31
	2022	2021
Office and administrative	$2,921	$1,911
Professional fees	2,237	1,702
Regulatory and transfer agent	301	662
Salaries and benefits	5,454	2,932
	$10,913	$7,207

10.INTEREST AND ACCRETION EXPENSE

	Years ended
	December 31
	2022	2021
Interest (note 10(a))	$7,368	$32
Accretion (note 10(b))	1,522	1,605
Interest and accretion expense	$8,890	$1,637

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)Interest expense

	Years ended
	December 31
	2022	2021
Project loan (note 20)	$869	$—
Credit Facility (note 22)	4,903	—
Fresnillo obligation (note 23)	1,383	—
Interest expense on leases (note 24)	87	32
Other	126	—
	$7,368	$32

The Company declared commercial production at Camino Rojo effective April 1, 2022. Borrowing costs prior to that date were capitalized and consequently do not appear in interest expense.

(b)Accretion expense

	Years ended
	December 31
	2022	2021
Project loan (note 20)	$261	$—
Newmont loan (note 21)	366	1,382
Credit Facility (note 22)	387	—
Accretion of site closure provisions (note 25)	508	223
	$1,522	$1,605

11.INVENTORY

	December 31,	December 31,
	2022	2021
Current
Stockpiled ore	$1,869	$2,458
In-process inventory	15,961	6,513
Finished goods inventory	1,406	—
Materials and supplies	3,210	686
Inventory – current	$22,446	$9,657

Long term
Stockpiled ore	$4,096	$1,299

Long term inventory consists of stockpiled ore that is not expected to be processed within 12 months.

Included within inventory at December 31, 2022 is $6,341,000 of depreciation of property, plant, and equipment (December 31, 2021 — $nil).

There were no write downs to reduce the carrying value of inventories to net realizable value during the years ended December 31, 2022 and 2021.

12.VALUE ADDED TAXES RECOVERABLE

Our Mexican entities pay value added taxes (called “IVA” in Mexico) on certain goods and services we purchase. Value added taxes paid in Mexico are fully recoverable. However, IVA recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the timing of receipt of refunds is uncertain. The Mexican tax authorities began issuing payments on these IVA claims to the Company in November 2021.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We have used judgement in classifying the current and non-current portions of our Mexican VAT receivables. Factors considered include the regularity of payments received since receiving the first payment, communication from the Mexican tax authorities with respect to specific claims and the expected length of time for refunds in accordance with Mexico’s regulations. Of the long term portion, approximately $4.4 million (December 31, 2021 - $3.4 million) is under dispute with the taxation authorities.

13.ACQUISITION OF GOLD STANDARD VENTURES CORP.

On August 12, 2022, the Company completed the acquisition of Gold Standard Ventures Corp (“Gold Standard”) through a plan of arrangement (the “Transaction”). On closing of the Transaction, shareholders of Gold Standard received 0.1193 (“Exchange Ratio”) Orla shares plus C$0.0001 cash per each Gold Standard share. This resulted in total cash consideration paid of $28,000 and the issuance of 43,688,556 Orla common shares to Gold Standard shareholders. Gold Standard stock options that were outstanding at August 12, 2022 were exchanged for stock options to acquire Orla shares (“Replacement Options”) at the Exchange Ratio, resulting in the issuance of 1,758,334 Replacement Options. We accounted for this acquisition as a purchase of assets. Accordingly, we allocated the sum of consideration paid and transaction costs incurred to the net assets acquired based on relative fair values.

The purchase consideration was calculated as follows:

Cash consideration	$28
Estimated fair value of 43,688,556 common shares issued by the Company	149,363
Estimated fair value of 1,758,334 Replacement Options issued by the Company	1,647
Transaction costs	3,030
Total purchase price	$154,068

Assets acquired and liabilities assumed:

Cash and cash equivalents	$1,821
Restricted cash (pursuant to environmental bonding)	2,704
Receivables and other assets	2,170
Right of use assets	117
Trade and other payables	(3,524)
Lease liabilities	(117)
Asset retirement obligations	(1,603)
Deferred revenue	(7,500)
Subtotal	(5,932)
Mineral properties – Nevada – South Railroad Project	146,000
Mineral properties – Nevada – Lewis Project	14,000
Total assets acquired and liabilities assumed, net	$154,068

The fair value of Orla common shares issued was determined using the Company’s share price of C$4.36 on the date of closing of the Transaction and the exchange rate of 1.2741 CAD/USD.

Each Replacement Option gives the holder rights to acquire common shares of the Company. The exercise price of the Replacement Options was determined by dividing the exercise price of the Gold Standard stock options by the Exchange Ratio. The full option value of the Replacement Options was accounted for as consideration, and no future compensation expense will be recorded with respect to the Replacement Options.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The fair value of the Replacement Options was determined using the Black-Scholes option pricing model using the following assumptions:

Exercise price – various prices ranging from C$4.78 to C$18.87; Share price at issuance date – C$4.36;

Expected volatility – 45%; Expected life – 1.9 years; Risk free interest rate – 3.3% and expected dividends – nil.

On issuance, the weighted average fair value of the Replacement Options was C$0.58.

In 2020, prior to acquisition by Orla, Gold Standard had entered into a silver streaming arrangement (“Silver Stream”) whereby an investor had made an upfront cash payment of $2,000,000, pursuant to which Gold Standard agreed to deliver to the investor 100% of the silver production from the potential South Railroad mine over the life of that mine. The investor agreed to pay an ongoing cash purchase price equal to 15% of the prevailing silver price at the time of delivery. The upfront payment for the Silver Stream had been accounted for as deferred revenue by Gold Standard. Upon our acquisition of Gold Standard, we recognized an estimated fair value of $7,500,000 for this Silver Stream using a discount rate of 6.5%. This deferred revenue will be credited to future silver sales as that revenue is recognized.

14.PROPERTY, PLANT AND EQUIPMENT

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Corporation’s (“Newmont”) Peñasquito Mine.

In November 2017, we acquired the Camino Rojo Project, a gold and silver oxide heap leach project located in Zacatecas State, Mexico, from Goldcorp Inc. (now, Newmont Corporation). A 2% net smelter return royalty (the “Royalty”) on the sale of all metal production from the oxide material at Camino Rojo is payable. Newmont later sold this royalty, and the royalty holder as at December 31, 2022 was Triple Flag Precious Metals Corp.

The Company and Newmont also entered into an option agreement regarding the potential development of sulphide operations at Camino Rojo. Pursuant to the option agreement, Newmont will, subject to the applicable sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in the applicable sulphide project (“Sulphide Option”). The Royalty excludes revenue on the sale of metals produced from a sulphide project. However, should Newmont decide not to elect to acquire an interest in an applicable sulphide project, or if an applicable sulphide project does not meet certain threshold, Newmont would be entitled to a 2% net smelter return royalty on metals produced from the sulphide material.

In February 2021, the Company completed a Layback Agreement with Fresnillo plc (“Fresnillo”) and certain of its subsidiaries which allows Orla to expand the Camino Rojo mine oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. The Company agreed to pay Fresnillo total cash consideration of $62.8 million in staged payments (note 23).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

In December 31, 2020 we commenced construction of the oxide gold mine and on April 1, 2022, we declared commercial production at Camino Rojo.

In common with all mining companies in Mexico, Camino Rojo is subject to an Extraordinary Mining Duty of 0.5% of revenues from precious metals. This Extraordinary Mining Duty is included within Cost of Sales – Royalties (note 6(b)).

	Producing		Machinery		Other right
	mineral		and	Other	of use
	property	Buildings	equipment	assets	assets	Total
Cost
At December 31, 2020	$—	$—	$392	$435	$338	$1,165
Additions	—	67	2,437	845	1,769	5,118
Transfers from mineral properties under construction	—	—	2,484	—	—	2,484
Due to changes in exchange rates	—	(1)	(75)	(19)	12	(83)
At December 31, 2021	—	66	5,238	1,261	2,119	8,684
Additions	6,616	1,788	3,272	666	2,300	14,642
Transfer from mineral properties under construction	127,002	58,869	36,684	608	—	223,163
Reclassification of capitalized interest	(19,020)	11,585	7,341	94	—	—
Change in site closure provision (note 25)	1,155	(300)	(190)	—	—	665
Leased assets derecognized at end of lease	—	—	—	—	(215)	(215)
Due to changes in exchange rates	—	—	—	(9)	(44)	(53)
At December 31, 2022	$115,753	$72,008	$52,345	$2,620	$4,160	$246,886

Accumulated depreciation
At December 31, 2020	$—	$—	$235	$162	$58	$455
Depletion and depreciation	—	6	115	127	352	600
Due to changes in exchange rates	—	—	—	(1)	(5)	(6)
At December 31, 2021	—	6	350	288	405	1,049
Depletion and depreciation	9,641	6,280	4,541	421	764	21,647
Leased assets derecognized at end of lease	—	—	—	—	(215)	(215)
Due to changes in exchange rates	—	—	—	(4)	(7)	(11)
At December 31, 2022	$9,641	$6,286	$4,891	$705	$947	$22,470

Net book value
At December 31, 2021	$—	$60	$4,888	$973	$1,714	$7,635
At December 31, 2022	$106,112	$65,722	$47,454	$1,915	$3,213	$224,416

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

15.MINERAL PROPERTIES UNDER CONSTRUCTION

(a)Camino Rojo Oxide Gold Mine

	At historical cost
					Accumulated
		Deposits to			foreign
	Mineral	construction	Construction in	Other costs	exchange on	Carrying
	properties	vendors	progress	capitalized	translation	value
At December 31, 2020	$39,272	$28,079	$4,845	$836	$(1,760)	$71,272
Additions	62,800	11,411	56,528	—	—	130,739
Borrowing costs capitalized	—	—	—	13,967	—	13,967
Change in site closure provision	—	—	—	4,653	—	4,653
Transfer within categories	—	(37,832)	37,832	—	—	—
Transfers to equipment	—	—	(2,484)	—	—	(2,484)
Due to changes in exchange rates	—	—	—	—	(4,398)	(4,398)
At December 31, 2021	$102,072	$1,658	$96,721	$19,456	$(6,158)	$213,749
Additions	—	—	5,636	—	—	5,636
Borrowing costs capitalized	—	—	—	4,085	—	4,085
Change in site closure provision	—	—	—	(238)	—	(238)
Transfer within categories	(4,060)	(1,589)	(509)	—	6,158	—
Transfer to producing mineral property	(98,012)	—	(101,848)	(23,303)	—	(223,163)
Transfer to other non-current assets	—	(69)	—	—	—	(69)
At December 31, 2022	$—	$—	$—	$—	$—	$—

Determining when a mine under construction is substantially complete and ready for its intended use requires significant judgement (note 4(a)).

Using multiple criteria, we determined that the date of commencement of commercial production for the Camino Rojo Oxide Gold Mine was April 1, 2022. No borrowing costs were capitalized subsequent to March 31, 2022.

16.EXPLORATION AND EVALUATION PROPERTIES

The Company’s exploration and evaluation properties consist of the Cerro Quema Project in Panama and the Nevada projects (South Railroad, Lewis and Monitor Gold projects in Nevada, United States).

	Nevada projects	Cerro Quema	Total
Acquisition costs
At December 31, 2020 and 2021	$314	$82,429	$82,743
Acquisition of Gold Standard Ventures Corp. (note 13)	160,000	—	160,000
At December 31, 2022	$160,314	$82,429	$242,743

(a)Projects in Nevada, United States

(i)South Railroad Project

The South Railroad project is located in Elko County, Nevada, USA.

Prior to its acquisition by Orla, the previous owners of the South Railroad Project entered into various agreements to acquire or lease certain claims, properties and surface rights subject to net smelter return royalties (“NSR”) ranging between 1% and 5%. Certain of these claims are also subject to a 1.5% mineral production royalty. The agreements are subject to specific lease terms, extension options, back-in rights, buy down or purchase provisions, and work commitments.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

To maintain the agreements in good standing, minimum payments and work commitments are required each year. During 2022, the payments required under the agreements consisted of $1,311,100 in lease payments and $1,000,000 in work commitments, all of which requirements were met by the Company. To maintain the agreements in good standing, the Company expects to spend the following amounts:

	Total work	Total lease
	commitments	payments	Total
Year 2023	$1,300	$1,070	$2,370
Year 2024	1,300	682	1,982
Year 2025	300	682	982
Year 2026	300	694	994
	$3,200	$3,128	$6,328

The South Railroad project is subject to a silver stream arrangement (note 13).

(ii)Lewis Gold Project

During the year ended December 31, 2017, Gold Standard acquired a 100% right, title and interest in mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the “Lewis Gold Project”).

(iii)Monitor Gold Project

The Company holds a 100% interest in the Monitor Gold Project, which covers approximately 2,800 ha in central Nevada.

To maintain the option agreements in good standing, minimum payments and work commitments are required each year until 2038, all of which are in good standing.

(b)Cerro Quema Project

The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, Panama. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching. We own the mineral rights as well as the surface rights over the current mineral resource areas, proposed mine development areas, and priority drill target areas.

The original 20-year terms for the exploitation concessions expired in February and March of 2017. The Company has applied for the prescribed ten-year extension to these concessions as it is entitled to under Panamanian mineral law. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications had been received and that exploration work could continue while the Company awaits renewal of the concessions. As of the date of these financial statements, final concession renewals have not been received and are still under review. In the absence of such renewals, construction or development activities of the Cerro Quema Project cannot proceed. However, we continue to receive ongoing drilling, water use, environmental and other permits, and have paid concession taxes, and issued the annual reports in the normal course.

The Company published the results of a Pre-Feasibility Study on the Cerro Quema Project entitled “Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project Province of Los Santos, Panama” dated January 18, 2022.

17.TRADE AND OTHER PAYABLES

	December 31,	December 31,
	2022	2021
Trade payables	$6,707	$5,966
Royalties payable	2,119	113
Payroll related liabilities	848	339
Current portion of lease obligations (note 24)	846	372
Other	1,188	26

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

$11,708	$6,816

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

18.	ACCRUED LIABILITIES

	December 31,	December 31,
	2022	2021
Current
Goods or services received awaiting vendor invoices	$3,139	2,045
Land and water fees	—	1,795
Payroll related	2,532	1,244
Accrued interest on Credit Facility (note 22)	1,660	—
Restricted share units expected to be cash settled (note 28(b))	352	—
Other	284	575
Accrued liabilities – current	$7,967	$5,659

Long term
Payroll related	$172	$161

19.LONG TERM DEBT

	December 31, 2022
	Current	Long term	Total
Camino Rojo Project Loan (note 20)	$—	$—	$—
Newmont loan (note 21)	—	—	—
Credit facility (note 22)	22,200	100,795	122,995
Fresnillo obligation (note 23)	22,800	—	22,800
	$45,000	$100,795	$145,795

	December 31, 2021
	Current	Long term	Total
Camino Rojo Project Loan (note 20)	$—	$113,260	$113,260
Newmont loan (note 21)	10,293	—	10,293
Credit facility (note 22)	—	—	—
Fresnillo obligation (note 23)	15,000	22,800	37,800
	$25,293	$136,060	$161,353

20.CAMINO ROJO PROJECT LOAN

(a)Project loan

In December 2019, the Company entered into a loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a credit debt facility of $125 million for the development of Camino Rojo (the “Project Loan”).

The Project Loan provided a total of $125 million to the Company, available in three tranches. The Company drew these funds down between 2019 and 2021. The Project Loan was denominated in US dollars, and bore interest at 8.8% per annum, payable quarterly, and was secured by all the assets of Camino Rojo and the fixed assets of the Cerro Quema Project. The principal amount was due upon maturity in December 2024.

On December 1, 2020, we commenced construction of the Camino Rojo Oxide Gold Mine and began capitalizing the interest on this loan to “mineral properties under construction”. On April 1, 2022, we commenced commercial production at the Camino

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Rojo Oxide Gold Mine and began expensing the interest on this loan. The Project Loan was fully repaid in April 2022 and replaced with the Credit Facility (see note 22).

	Loan	Interest and	Transaction
	advances	accretion	costs	Net
At December 31, 2020	$75,000	$—	$(14,304)	$60,696
Advances during the year	50,000	—	(165)	49,835
Accretion during the period, capitalized	—	9,613	2,817	12,430
Cash interest paid	—	(9,613)	—	(9,613)
Foreign exchange	—	—	(88)	(88)
At December 31, 2021	125,000	—	(11,740)	113,260
Accretion during the period, capitalized	—	2,764	848	3,612
Accretion during the period, expensed	—	869	261	1,130
Cash interest paid	—	(3,633)	—	(3,633)
Foreign exchange	—	—	(88)	(88)
Principal repayment including early repayment premium	(127,500)	—	—	(127,500)
Loss on early settlement of project loan	2,500	—	10,719	13,219
At December 31, 2022	$—	$—	$—	$—

(b)Loss on early settlement of project loan

Upon draw down of the first tranche, in December 2019, the Company issued 32.5 million common share purchase warrants (with an exercise price of C$3.00 per warrant and expiry date of December 18, 2026) to the lenders in connection with the closing. Including these warrants, a total of $12,039,000 was considered transaction costs to be amortized over the then-expected five year life of the project loan.

On April 28, 2022, the Company entered into a Credit Facility (note 22) and used a portion of the proceeds of the Credit Facility to repay the Camino Rojo project loan in full. Consequently, the remaining unamortized transaction costs were expensed.

	2022	2021
Unamortized transaction costs written off (non-cash)	$10,719	$—
Early repayment premium paid (cash)	2,500	—
Loss on early settlement of project loan	$13,219	$—

21.NEWMONT LOAN

As part of the Company’s acquisition of the Camino Rojo project from Newmont, Newmont agreed to provide interest-free loans to the Company for all the annual landholding costs at Camino Rojo until December 2019. The loans were to be repaid upon declaration of commencement of commercial production of a heap leach operation at Camino Rojo. On May 6, 2022, we repaid this loan in full.

	Year ended	Year ended
	December 31,	December 31,
	2022	2021
Beginning of the year	$10,293	$9,440
Accretion during the year	366	1,382
Modification gains arising from changes in estimates	—	(220)
Foreign exchange	177	(309)
Principal repayment	(10,836)	—
End of the year	$—	$10,293

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

22.CREDIT FACILITY

On April 28, 2022, the Company entered into a Credit Facility consisting of a $100 million term facility and a $50 million revolving facility through a syndicate of lenders composed of The Bank of Nova Scotia, Bank of Montreal, and Canadian Imperial Bank of Commerce. The Credit Facility is secured by the Company’s present and future assets, property and all proceeds thereof other than present and future assets owned by Cerro Quema, which is excluded from the collateral. The proceeds from the Credit Facility were used to repay the existing Project Loan (note 20), with the balance of the revolving facility being available for general corporate purposes and working capital.

The Credit Facility consists of two parts:

1.$100 million term facility with a five-year term, repayable in 18 equal quarterly instalments commencing December 31, 2022.

2.

$50 million revolving facility, with the ability to increase to $75 million, subject to certain conditions and customary consents. The revolving facility has a three-year term, with an option to extend the term of the revolving facility by up to one-year intervals, subject to certain conditions and customary consents. Full repayment of the revolving facility is due upon maturity.

The applicable interest rate for each Credit Facility is based on the term Secured Overnight Financing Rate (“SOFR”), plus an applicable margin ranging from 2.75% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter. The undrawn portion of the revolving facility is subject to a standby fee ranging from 0.6875% to 0.9375%.

The Credit Facility is subject to certain covenants – refer to note 32(c) for details. The Company may prepay all or any portion of the amounts owed under the credit agreement without penalty.

		Revolving
	Term facility	facility	Total
At December 31, 2021	$—	$—	$—
Advances during the year	100,000	30,000	130,000
Transaction costs paid, which are accreted over the term of each facility	(1,435)	(431)	(1,866)
Interest expense during the year	3,772	1,131	4,903
Accretion during the year	304	83	387
Interest paid during the year	(2,481)	(738)	(3,219)
Principal repayments during the year	(5,550)	—	(5,550)
Reallocated to accrued interest payable	(1,272)	(388)	(1,660)
At December 31, 2022	$93,338	$29,657	$122,995

Current	22,200	—	22,200
Non-current	71,138	29,657	100,795
	$93,338	$29,657	$122,995

Upon closing of the Credit Facility, the Company drew down the $100 million term facility and $30 million from the revolving facility. The Company incurred $2.2 million in advisory, legal and upfront fees that were directly attributable to the Credit Facility. The following details how we accounted for these initial transaction costs:

	Transaction
	costs
Allocated to the term facility	$1,435	Accreted over the expected life (5 years)
Allocated to the revolving facility, drawn amount	431	Accreted over the expected life (3 years)
Allocated to the revolving facility, undrawn amount	287	Expensed at loan inception date
Total transaction costs incurred	$2,153

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

23.	FRESNILLO OBLIGATION

Pursuant to the terms of the Layback Agreement, we agreed to pay Fresnillo total cash consideration of $62.8 million through the following staged payment schedule:

i.	$25 million upon closing of the transaction (paid);
ii.	$15 million on December 1, 2022 (paid); and
iii.	$22.8 million on December 1, 2023

The amounts payable bear interest at 5% per annum, payable quarterly. To March 31, 2022, we capitalized the interest on this loan to “Mineral properties and related construction”. On April 1, 2022, we commenced commercial production at the Camino Rojo Oxide Gold Mine and began to expense the interest on this obligation.

	Year ended	Year ended
	December 31,	December 31,
	2022	2021
Beginning of the year	$37,800	$—
Initial recognition	—	37,800
Accretion capitalized	473	1,654
Accretion expensed (note 10)	1,383	—
Principal repaid	(15,000)	—
Cash interest paid	(1,856)	(1,654)
End of the year	$22,800	$37,800

Current	22,800	15,000
Non-current	—	22,800
	$22,800	$37,800

24.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles and buildings. Leases of mining equipment have lease terms of five years, while vehicles and buildings generally have lease terms between three and five years.

(a)	Lease obligations

	Year ended	Year ended
	December 31,	December 31,
	2022	2021
Beginning of year	$1,401	$273
Additions	2,300	1,769
Interest expense	87	32
Lease payments	(661)	(681)
Due to changes in exchange rates	46	8
End of period	$3,173	$1,401

Current	$846	$372
Non-current	2,327	1,029
	$3,173	$1,401

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Lease expenses recognized

	Year ended	Year ended
	December 31,	December 31,
	2022	2021
Interest on lease liabilities	$87	$32
Variable lease payments not included in the measurement of lease liabilities	15,586	4,579
Expenses relating to short-term leases	168	131
Expenses relating to leases of low-value assets, excluding short-term leases	108	155
	$15,949	$4,897

The maturity analysis of lease liabilities is disclosed in note 33(b)(ii).

25.	SITE CLOSURE PROVISIONS

		Cerro Quema	Nevada
	Camino Rojo	Project	projects	Total
At December 31, 2020	$175	$343	$—	$518
Change in estimated cash flows resulting from current activities	4,738	—	—	4,738
Accretion during the period	223	—	—	223
Foreign exchange	(19)	—	—	(19)
At December 31, 2021	5,117	343	—	5,460
Acquisition of Gold Standard (note 13)	—	—	1,603	1,603
Changes in cost estimates	351	—	—	351
Change in estimated cash flows resulting from current activities	427	—	—	427
Remediation activities conducted during the period	(88)	—	—	(88)
Accretion during the period (note 10)	494	—	14	508
At December 31, 2022	$6,301	$343	$1,617	$8,261

Current	$—	$—	$—	$—
Non-current	6,301	343	1,617	8,261
	$6,301	$343	$1,617	$8,261

		Cerro Quema	Nevada
	Camino Rojo	Project	projects
Estimated settlement dates	2033 to 2047	—	2034
Undiscounted risk-adjusted cash flows	$8,644	$343	$1,724
Inflation rate	7.0%	—	2.7%
Discount rate	9.6%	—	3.2%

26.SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

On August 12, 2022, the Company issued 43,688,556 Orla Mining Ltd common shares to Gold Standard Ventures Corp shareholders (note 13). The Company incurred issuance costs of C$338,000 ($261,000).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Warrants

The following summarizes information about the number of warrants outstanding during 2022.

	Exercise		December 31						December 31
Expiry date	price		2021		Exercised		Expired		2022
June 12, 2022	C$	1.65		4,742,500		(4,742,500)		—		—
November 7, 2022	C$	1.40		3,000,000		(3,000,000)		—		—
December 18, 2026	C$	3.00		32,500,000		(2,955,000)		—		29,545,000
Total number of warrants				40,242,500		(10,697,500)		—		29,545,000

Weighted average exercise price			C$	2.72	C$	1.95	C$	—	C$	3.00

The following summarizes information about warrants outstanding during 2021:

	Exercise		December 31						December 31
Expiry date	price		2020		Exercised		Expired		2021
February 15, 2021	C$	2.35		7,782,994		(7,439,744)		(343,250)		—
July 8, 2021	C$	0.62		370,000		(370,000)		—		—
June 12, 2022	C$	1.65		4,992,500		(250,000)		—		4,742,500
November 7, 2022	C$	1.40		3,000,000		—		—		3,000,000
December 18, 2026	C$	3.00		32,500,000		—		—		32,500,000
Total number of warrants				48,645,494		(8,059,744)		(343,250)		40,242,500

Weighted average exercise price			C$	2.64	C$	2.25	C$	2.35	C$	2.72

Subsequent to the reporting period, the Company issued 370,500 common shares for proceeds of C$1,111,500 ($830,000) pursuant to the exercise of warrants.

27.EARNINGS (LOSS) PER SHARE

Earnings (loss) per share has been calculated using the weighted average number of common shares outstanding for the years ended December 31, 2022 and 2021 as follows:

(a)Basic

	Years ended
	December 31
	2022	2021
Income (loss) for the period	$45,770	$(26,278)
Weighted average number of common shares (thousands)	272,202	241,379
Basic earnings (loss) per share	$0.17	$(0.11)

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)Diluted

	Years ended
	December 31
	2022	2021
Income (loss) for the period	$45,770	$(26,278)

Weighted average number of common shares (thousands)	272,202	241,379
Weighted average shares dilution adjustments:
Warrants	14,526	—
Options	4,544	—
RSUs	392	—
DSUs	652	—
Bonus shares	500	—
Weighted average number of ordinary shares	292,816	241,379

Diluted earnings (loss) per share	$0.16	$(0.11)

Potential ordinary shares are not included in the calculation of diluted loss per share for the year ended December 31, 2021 because their effect would be anti-dilutive.

28.SHARE-BASED PAYMENTS

The Company has four different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and bonus shares. The bonus shares have fully vested but have not yet been issued.

	Years ended December 31
Share- based payments expense	2022	2021
Stock options (note 28(a))	$1,396	$1,350
Restricted share units (note 28(b))	743	738
Deferred share units (note 28(c))	308	241
Share based payments expense	$2,447	$2,329

(a)	Stock options

Stock options granted by the Company prior to 2022 typically had a five-year life, with one third each vesting on grant date, and one year and two years after grant date. In 2022, stock options granted by the Company have a five-year life, with one third each vesting one, two, and three years after grant date.

Gold Standard stock options that were outstanding at August 12, 2022 were exchanged for Replacement Options at the Exchange Ratio, resulting in the issuance of 1,758,334 Replacement Options (note 13). The Replacement Options held by or on behalf of an individual who continued as a director, officer, employee or consultant of the Company are exercisable until the original expiry date of such option, and the Replacement Options held by or on behalf of an individual who did not continue

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

as a director, officer, employee or consultant of the Company following the acquisition date are exercisable until the earlier of August 12, 2024 and the original expiry date of such options.

	2022			2021
		Weighted			Weighted
		average			average
Stock options outstanding	Number	exercise price		Number	exercise price
Beginning of year	9,900,874	C$	1.86	9,959,927	C$	1.60
Replacement Options issued (note 13)	1,758,334		8.43	—		—
Granted	1,278,264		5.56	678,347		4.74
Exercised	(3,674,769)		1.34	(687,400)		0.87
Expired, forfeited or cancelled	(83,814)		16.81	(50,000)		1.39
End of year	9,178,889	C$	3.71	9,900,874	C$	1.86

Vested, end of year	7,701,986	C$	3.38	8,704,157	C$	1.63

The stock options granted during the years ended December 31, 2022 had a grant date fair value of C$4,094,000 ($3,145,000) using the following weighted average assumptions:

Share price at grant date ranging from C$3.71 to C$5.98, expected volatility 46%, expected life – 3 years, risk free interest rate 2.9% and expected dividends – nil.

The stock options granted during the year ended December 31, 2021 had a grant date fair value of C$1,294,000 ($1,032,000) using the following weighted average assumptions:

Share price at grant date – C$4.74, expected volatility – 45%, expected life – 5 years, risk free interest rate – 1.0% and expected dividends – nil.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The stock options outstanding at December 31, 2022, were as follows:

	Exercise	Remaining life		Number
Expiry date	price (C$)	(years)	Number	vested
January 15, 2023	16.43	0.0	5,964	5,964
February 1, 2023	4.78	0.1	7,731	—
February 26, 2023	7.43	0.2	129	43
February 28, 2023	1.06	0.2	30,000	30,000
March 5, 2023	17.69	0.2	148,446	148,446
May 31, 2023	1.25	0.4	400,000	400,000
June 23, 2023	1.06 - 5.98	0.5	295,749	246,797
June 27, 2023	1.25	0.5	746,770	746,770
July 1, 2023	1.06 - 5.98	0.5	224,773	189,351
September 10, 2023	1.25	0.7	100,000	100,000
November 13, 2023	1.30	0.9	250,000	250,000
January 31, 2024	14.59	1.1	112,611	112,611
March 29, 2024	1.06	1.2	1,453,417	1,453,417
August 12, 2024	4.78 - 8.81	1.6	1,280,635	1,280,635
August 13, 2024	1.65	1.6	103,212	103,212
January 30, 2025	8.81	2.1	17,316	17,316
March 25, 2025	2.21	2.2	871,825	871,825
April 16, 2025	2.39	2.3	600,000	600,000
April 20, 2025	2.58	2.3	50,000	50,000
July 1, 2025	3.82	2.5	300,000	300,000
August 24, 2025	6.03	2.6	200,000	200,000
September 1, 2025	5.80	2.7	50,000	50,000
September 23, 2025	8.55	2.7	4,770	4,770
December 4, 2025	7.63	2.9	5,964	5,964
January 21, 2026	7.05 - 7.43	3.1	50,388	42,922
March 24, 2026	4.80	3.2	512,924	341,944
April 19, 2026	4.76	3.3	50,000	33,333
October 4, 2026	4.04	3.8	50,000	33,333
January 10, 2027	4.78	4.0	40,566	—
March 1, 2027	5.37	4.2	250,000	83,333
March 24, 2027	5.98	4.2	611,515	—
June 23, 2027	3.88	4.5	26,580	—
July 4, 2027	3.71	4.5	50,000	—
December 5, 2027	5.06	4.9	171,960	—
December 30, 2027	5.48	5.0	105,644	—
Total number of stock options			9,178,889	7,701,986

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The stock options outstanding at December 31, 2021, were as follows:

	Exercise	Remaining life		Number
Expiry date	price (C$)	(years)	Number	vested
June 23, 2022	1.39	0.5	2,200,000	2,200,000
May 31, 2023	1.25	1.4	700,000	700,000
June 27, 2023	1.25	1.5	944,514	944,514
September 10, 2023	1.25	1.7	100,000	100,000
November 13, 2023	1.30	1.9	1,000,000	1,000,000
March 29, 2024	1.06	2.2	1,835,227	1,835,227
May 15, 2024	1.00	2.4	117,450	117,450
August 13, 2024	1.65	2.6	103,212	103,212
March 25, 2025	2.21	3.2	1,022,124	677,646
April 16, 2025	2.39	3.3	600,000	400,000
April 20, 2025	2.58	3.3	50,000	33,334
July 1, 2025	3.82	3.5	300,000	200,000
August 24, 2025	6.03	3.6	200,000	133,334
September 1, 2025	5.80	3.7	50,000	33,334
March 24, 2026	4.80	4.2	578,347	192,774
April 19, 2026	4.76	4.3	50,000	16,666
October 4, 2026	4.04	4.8	50,000	16,666
Total number of stock options			9,900,874	8,704,157

Subsequent to the reporting period, 419,305 stock options were exercised, for gross proceeds to the Company of C$478,000 ($351,000).

(b)	Restricted Share Units

Restricted Share Units (“RSU’s) awarded by the Company typically vest one-third each one, two, and three years after award date.

Number of RSUs outstanding:	2022	2021
Outstanding, January 1	707,840	921,356
Awarded	172,301	235,091
Vested and settled	(402,430)	(448,607)
Forfeitures during the period	(34,444)	—
Outstanding, December 31	443,267	707,840

		Number vesting in the year
Number of RSUs outstanding:	Total	2022	2023	2024	2025
Outstanding, December 31, 2021	707,840	444,301	185,179	78,360	—
Outstanding, December 31, 2022	443,267	—	262,738	126,812	53,717

Restricted Share Units (“RSUs”) are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. Certain RSUs may be settled in cash at the option of the Company.

During the year ended December 31, 2022, the Company elected to settle 365,935 RSUs in cash for $1,732,000 (2021 — nil). At December 31, 2022, management expects that 94,063 RSU’s maturing in 2023 will likely be cash settled. Consequently, those RSU’s with a fair value of C$476,394 ($351,738) are presented as a current liability.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Deferred Share Units

The Deferred Share Units (“DSUs”) awarded by the Company to directors vest immediately but are not settled until the end of the director’s tenure. They may be settled in cash or common shares at the option of the Company.

Number of DSUs outstanding:	2022	2021
Outstanding, January 1	707,028	644,525
Awarded and vested immediately	69,290	62,503
Awarded and vested immediately	(216,593)	—
Outstanding, December 31	559,725	707,028

DSUs are valued based on the closing price of the Company’s common shares immediately prior to award.

During the year ended December 31, 2022, the Company elected to settle 104,759 DSUs in cash for $330,000 (2021 — nil). No further cash settlements are expected.

(d)	Bonus shares

During 2017, the Board of Directors awarded 500,000 common shares to the non‐executive Chairman of the Company as bonus shares. The bonus shares were subject to a vesting period from June 19, 2017, to June 18, 2020 (the “Eligibility Period”). The bonus shares will become issuable (1) after the Eligibility Period on the date that the non‐executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

Number of bonus shares outstanding:	Year 2022	Year 2021
Outstanding, December 31	500,000	500,000
Vested, December 31	500,000	500,000

29.RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel

Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Years ended December 31
	2022	2021
Salaries and short term incentives paid	$3,871	$1,580
Directors’ fees	291	183
Share based payments	1,987	1,750
	$6,149	$3,513

(b)	Transactions

The Company had no other material transactions with related parties other than key management personnel during the years ended December 31, 2022, and 2021.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Outstanding balances at the Reporting Date

At December 31, 2022, estimated accrued short term incentive compensation totaled $1,147,000 and is included in accrued liabilities (December 31, 2021 – $783,000).

30.SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash and cash equivalents

Cash and cash equivalents consists of bank current accounts and cash on hand.

(b)	Changes in non-cash working capital

	Years ended December 31
	2022	2021
Accounts receivable and prepaid expenses	$(47)	$(604)
Inventory	(9,177)	(10,846)
Value added taxes recoverable	(8,044)	—
Trade and other payables	3,378	3,335
Accrued liabilities	(1,891)	1,470
Changes in non-cash working capital	$(15,781)	$(6,645)

(c)	Non-cash investing and financing activities

	Years ended December 31
	2022	2021
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	$3,033	$277
Warrants exercised, credited to share capital with an offset to reserves	5,143	2,140
Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	541	487
Common shares issued on maturity of DSUs, credited to share capital with an offset to reserves	324	—
Fresnillo obligation, credited, with an offset to mineral properties	—	37,800

Investing activities
Common shares issued upon acquisition of Gold Standard, credited to share capital with an offset to the assets acquired and liabilities assumed (note 13)	149,363	—
Replacement options issued upon acquisition of Gold Standard, credited to reserves with an offset to the assets acquired and liabilities assumed (note 13)	1,647	—
Initial recognition of right of use assets with an offset to lease obligation	2,300	1,769

31.SEGMENT INFORMATION

(a)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are (1) the Mexican project, (2) the Panamanian project, (3) the Nevada projects and (4) the corporate office. The operating segments other than corporate office are each managed by a dedicated General Manager and management team. The corporate office oversees the plans and activities of early stage exploration projects.

During the year ended December 31, 2022, the prior year segment information was reclassified to conform with the current year presentation. The Company acquired Gold Standard Ventures Corp. (note 13), which holds the South Railroad and Lewis

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

projects. For segment reporting, these two projects were combined with the existing Monitor Gold Project and form a new reportable segment called the Nevada projects.

During the year ended December 31, 2022, Camino Rojo declared commercial production, while the Cerro Quema Project in Panama, and the exploration projects in Nevada were focused on the exploration and evaluation of its mineral properties.

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, Nevada USA, and Canada (Corporate).

(i)Income (loss) for the period by segment

	Mexico	Panama	Nevada	Corporate	Total
Year ended December 31, 2022
Revenue (note 5)	$193,109	$—	$—	$121	$193,230
Cost of sales	(65,320)	—	—	(49)	(65,369)
Earnings from mining operations	127,789	—	—	72	127,861
Exploration and evaluation expenses (note 9)	(3,765)	(7,176)	(7,616)	(382)	(18,939)
General and administrative expenses (note 8)	—	—	—	(10,913)	(10,913)
Depreciation	(23)	(15)	(45)	(194)	(277)
Share based payments (note 28)	(37)	(70)	—	(2,340)	(2,447)
Interest income	1,844	—	—	323	2,167
Interest and accretion expense	(2,315)	—	(35)	(6,540)	(8,890)
Loss on early settlement of project loan (note 20)	—	—	—	(13,219)	(13,219)
Foreign exchange gain	(778)	—	37	3,755	3,014
Other	—	—	39	2	41
Income taxes	(29,478)	—	—	(3,150)	(32,628)
Income (loss) for the period	$93,237	$(7,261)	$(7,620)	$(32,586)	$45,770

	Mexico	Panama	Nevada	Corporate	Total
Year ended December 31, 2021
Revenue (note 5)	$4,124	$—	$—	$—	$4,124
Cost of sales	(1,391)	—	—	—	(1,391)
Earnings from mining operations	2,733	—	—	—	2,733
Exploration and evaluation expenses (note 9)	(9,908)	(4,771)	(366)	(63)	(15,108)
General and administrative expenses (note 8)	—	—	—	(7,207)	(7,207)
Depreciation	—	(36)	—	(118)	(154)
Share based payments (note 28)	(89)	(51)	—	(2,189)	(2,329)
Interest and finance costs	(1,406)	—	—	110	(1,296)
Foreign exchange	(3,956)	—	—	230	(3,726)
Other	220	—	—	589	809
Income (loss) for the period	$(12,406)	$(4,858)	$(366)	$(8,648)	$(26,278)

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)Assets by segment

	Mexico	Panama	Nevada	Corporate	Total
At December 31, 2022
Property, plant and equipment	$222,767	$39	$577	$1,033	$224,416
Exploration and evaluation properties	—	82,429	160,314	—	242,743
Total assets	348,390	83,291	163,857	18,278	613,816

	Mexico	Panama	Nevada	Corporate	Total
At December 31, 2021
Equipment	$7,466	$37	$—	$132	$7,635
Mineral properties under construction	213,749	—	—	—	213,749
Exploration and evaluation properties	—	82,429	314	—	82,743
Total assets	267,403	83,162	314	14,016	364,895

32.CAPITAL MANAGEMENT

(a)	Objectives

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. We currently do not pay regular dividends.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing operational, exploration and development activities.

(b)	Investment policy

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

(c)	Credit facility

On April 28, 2022, the Company entered into a Credit Facility which includes a $100 million term facility and a $50 million revolving facility pursuant to which we have drawn $30 million as of December 31, 2022. The agreement includes covenants customary for a facility of this nature, including compliance with customary restrictive covenants and financial covenants related to maintaining a leverage ratio at less than or equal to 3.00, an interest service coverage ratio at greater than or equal to 4, a tangible net worth greater than or equal to $151.6 million and minimum liquidity in an amount greater than or equal to $15 million. Furthermore, the Company is prohibited from declaring, paying or setting aside for payment any dividend on the Common Shares unless certain financial covenants and ratios are met. As at December 31, 2022, the Company was in compliance with all covenants.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

33.FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1

The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

The carrying value of cash and cash equivalents, accounts receivable, restricted cash, trade payables and accrued liabilities approximates the fair value due to the short-term nature of the instruments. The fair value of the RSUs expected to be cash settled is determined using the market value of the underlying shares at the end of the reporting period. The fair value of the Credit Facility and Fresnillo obligation is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the Credit facility at December 31, 2022 was estimated at $124.5 million using a discount rate of 7.5%. The fair value of the Fresnillo obligation at December 31, 2022 was estimated at $22.3 million (December 31, 2021 – $37.8 million) using a discount rate of 7.5% (December 31, 2021 – 5.0%).

At December 31, 2022, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
		Carrying				Short term	Total
	Classification	value	Level 1	Level 2	Level 3	nature	fair value
Financial assets
Cash and cash equivalents	FVTPL	$96,278	$96,278	$—	$—	$—	$96,278
Accounts receivable	Amortized cost	317	21	—	—	296	317
Restricted cash	Amortized cost	3,432	3,432	—	—	—	3,432
		$100,027	$99,731	$—	$—	$296	$100,027

Financial liabilities
Trade and other payables	Amortized cost	$8,851	$—	$—	$—	$8,851	$8,851
Accrued liabilities	Amortized cost	7,967	352	—	—	7,615	7,967
Lease obligation	Amortized cost	3,173	—	3,173	—	—	3,173
Credit facility	Amortized cost	122,995	—	—	124,450	—	124,450
Fresnillo obligation	Amortized cost	22,800	—	—	22,296	—	22,296
		$165,786	$352	$3,173	$146,746	$16,466	$166,737

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2021, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
			Quoted
			prices in			Approximate
			active	Significant		fair value
			market for	other	Significant	due to short
			identical	observable	unobservable	term nature
		Carrying	assets	inputs	inputs	of the	Total
	Classification	value	(Level 1)	(Level 2)	(Level 3)	instrument	Fair Value
Financial assets
Cash and cash equivalents	FVTPL	$20,516	$20,516	$—	$—	$—	$20,516
Accounts receivable	Amortized cost	299	16	—	—	283	299
Restricted cash	Amortized cost	3,680	—	3,680	—	—	3,680
		$24,495	20,532	$3,680	$—	$283	$24,495

Financial liabilities
Trade payables	Amortized cost	$5,966	$—	$—	$—	$5,966	$5,966
Accrued liabilities	Amortized cost	5,659	—	—	—	5,659	5,659
Lease obligation	Amortized cost	1,401	—	1,401	—	—	1,401
Camino Rojo project loan	Amortized cost	113,260	—	137,746	—	—	137,746
Newmont loan	Amortized cost	10,293	—	10,533	—	—	10,533
Fresnillo obligation	Amortized cost	37,800	—	37,800	—	—	37,800
		$174,379	$—	$187,480	$—	$11,625	$199,105

Our policy is to determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of the reporting period.

(b)	Financial Risk Management
(i)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to financial instruments fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to cash and environmental bonding.

Our cash is held at large financial institutions in interest bearing accounts. Our reclamation deposits are held with government regulatory authorities in the countries where they have been lodged. We believe that the credit risk related to our cash and reclamation deposits is low.

The Company’s maximum exposure to credit risk is the carrying value of cash and restricted funds.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2022, our financial liabilities had expected maturity dates as follows:

		Between	Between
	Less than	3 months and	1 year and	More than
	3 months	1 year	3 years	3 years	Total
Financial liabilities
Trade and other payables	$8,851	$—	$—	$—	$8,851
Accrued liabilities	7,967	—	—	—	7,967
Lease obligation	248	743	1,310	1,226	3,527
Credit facility	7,810	22,868	85,566	29,762	146,006
Fresnillo obligation	285	23,563	—	—	23,848
	$25,161	$47,174	$86,876	$30,988	$190,199

At December 31, 2021, our financial liabilities had expected maturity dates as follows:

		Between	Between
	Less than	3 months and	1 year and	More than
	3 months	1 year	3 years	3 years	Total
Financial liabilities
Trade payables	$5,966	$—	$—	$—	$5,966
Accrued liabilities	5,659	—	—	—	5,659
Lease obligation	114	289	494	520	1,417
Camino Rojo project loan	2,750	8,250	146,083	—	157,083
Newmont loan	—	10,662	—	—	10,662
Fresnillo obligation	473	16,357	23,848	—	40,678
	$14,962	$35,558	$170,425	$520	$221,465

We manage liquidity by anticipating and maintaining adequate cash balances to meet liabilities as they become due. We review cash forecasts on a regular basis to determine whether the Company will have sufficient cash to meet future working capital needs.

(iii)	Market risk

Market risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. The market risks to which the Company’s financial instruments are exposed are commodity price risk, currency risk and interest rate risk.

Commodity price risk

Commodity price risk is the risk of fluctuations in prevailing market commodity prices. Revenues from mining operation, net income, and the fair value of derivative financial instruments and trade receivables may be affected by changes in commodity prices.

As at December 31, 2022, there were no derivative financial instruments or trade receivables subject to provision pricing and consequently no exposure to changes resulting from fluctuations in commodity prices.

Had gold prices been 10% greater than actual, our revenues would have increased by $19,323,000 (2021— $409,000).

Currency risk

The Company is exposed to currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in United States dollars.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Our financial instruments are held in Canadian dollars, US dollars, and Mexican pesos. As such, our Canadian- and Mexican-currency denominated accounts and balances are subject to fluctuations against the US dollar. Our financial instruments were denominated in the following currencies as at December 31, 2022:

	Canadian
	dollars	US dollars	Mexican pesos
	(thousands)	(thousands)	(thousands)
Cash	$15,498	$84,771	$1,250
Accounts receivable	28	29	5,475
Restricted funds	70	3,380	—
Trade payables	(337)	(6,104)	(87,298)
Accrued liabilities	(2,972)	(4,447)	(25,679)
Lease obligations	(1,323)	(1,103)	(21,158)
Credit facility	—	(122,995)	—
Fresnillo obligation	—	(22,800)	—
Total foreign currency	10,964	(69,269)	(127,410)
Exchange rate	1.3544	1.0000	19.3615
Equivalent US dollars	$8,095	$(69,269)	$(6,581)

Our financial instruments were denominated in the following currencies as at December 31, 2021:

	Canadian
	dollars	US dollars	Mexican pesos
	(thousands)	(thousands)	(thousands)
Cash	$7,583	$12,061	$50,923
Accounts receivable	20	4	5,733
Restricted funds	155	509	62,745
Trade payables	(128)	(2,642)	(66,350)
Accrued liabilities	(1,637)	(2,226)	(44,070)
Lease obligations	(74)	(520)	(16,935)
Camino Rojo project loan	—	(113,260)	—
Newmont loan	—	—	(211,881)
Fresnillo obligation	—	(37,800)	—
Total foreign currency	5,919	(143,874)	(219,835)
Exchange rate	1.2678	1.0000	20.5835
Equivalent US dollars	$4,669	$(143,874)	$(10,680)

Based on the above net exposures as at December 31, 2022, and assuming that all other variables remain constant:

●	a 10% appreciation of the US dollar against the Canadian dollar would increase profit by $4.5 million (2021 – increase loss by $12.2 million) and
●	a 10% appreciation of the US dollar against the Mexican peso would increase profit by $0.6 million (2021 – increase loss by $4.2 million)

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate exposure mainly relates to interest paid on the SOFR-based debt and interest earned on cash and term deposits as the Fresnillo obligation has a fixed interest rate of 5.00%.

A one percent increase in interest rates would result in a decrease of approximately $361,000 (2021 - decrease loss by $520,000) to the Company’s income for the year ended December 31, 2022.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

34.COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at Camino Rojo. At December 31, 2022, these outstanding purchase orders and contracts totaled approximately $2,019,000 (December 31, 2021 – $8,560,000), which we expect will be filled within the next 12 months.

The Company has a minimum commitment of $800,000 related to the South Railroad exploration and evaluation asset, which we expect will be filled within the next 24 months.

The Company is committed to making severance payments totalling approximately $3,700,000 (December 31, 2021 – $3,220,000) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, such amounts are not reflected in these consolidated financial statements.

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

(b)	Discretionary mineral property-related commitments

As is customary in mineral exploration, some of the mineral properties held by the Company as exploration and evaluation assets have annual minimum work commitments and lease payments required to maintain these properties in good standing pursuant to their underlying agreements.

35.TAX EXPENSE

(a)	Tax amounts recognized in profit or loss

Current income tax expense consists of three components - current income tax on taxable income, 7.5% special mining duty (“SMD”) on income subject to SMD, and withholding taxes attributable to interest charged on intercompany loans to the Mexican operating company.

	Years ended December 31
	2022	2021
Current income tax expense	$22,512	$—
Mexican 7.5% Special Mining Duty expense	9,371	—
Deferred income tax (recovery)	(2,698)	—
Deferred Mexican 7.5% Special Mining Duty expense	293	—
Withholding taxes	3,150	—
Tax expense	$32,628	$—

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Reconciliation of effective tax rate

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. The significant reasons for the differences are as follows:

	2022	2021
Income (loss) before tax	$78,398	$(26,278)
Statutory income tax rate	26.8%	26.8%

Expected income tax	$21,036	$(7,042)
Differences between Canadian and foreign tax rates	4,117	(744)
Items not deductible for tax purposes	4,508	2,850
Share based compensation	107	587
Change in unrecognized deductible temporary differences	(7,778)	6,208
True ups	1,901	(1,913)
Effect of changes in tax rates from prior years	—	(71)
Effect of changes in foreign exchange rates	(2,371)	393
Mexican Special Mining Duty	9,576	—
Inflationary adjustment and other	1,532	(268)
Total income taxes	32,628	—

Effective tax rate	41.6%	n/a

In 2022, the statutory income tax rate applicable to the Canadian parent entity was 26.8% (2021 – 26.8%).

(c)	Unrecognized deductible temporary differences

We recognize tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences for which no deferred tax asset is recognized consist of the following amounts.

	December 31
	2022	2021
Mineral properties and exploration expenditures	$30,467	$55,548
Equipment	1,251	1,814
Site closure provisions	356	5,460
Long term debt	6,570	—
Share issue costs	3,452	5,724
Non capital losses	53,436	41,343
Intercompany debt	—	413
Other	154	5,202
Unrecognized deductible temporary differences	$95,686	$115,504

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(d)	Recognized deferred tax assets and liabilities

Recognized deferred tax assets and liabilities are comprised of the following:

	December 31
	2022	2021
Property, plant and equipment	$(216)	$(8,173)
Site closure provisions	2,363	—
Long term debt	—	(1,786)
Non capital losses	1,397	10,447
Intercompany debt	(1,619)	—
Other	480	(488)
Recognized deferred tax assets (liabilities)	$2,405	$—

Significant judgment is required in determining the deferred tax asset related to the Camino Rojo Oxide Mine. This includes the probability that there will be sufficient taxable income in the future against which the deferred tax asset can be utilized. Due to successful performance of the Camino Rojo Oxide Mine, the Company considers it highly probable that its Mexican operating subsidiary will have future taxable profits which will be available against which the deductible temporary differences can be used. Accordingly, during the year ended December 31, 2022, the Company recognized the previously unrecognized deferred tax asset relating to the Camino Rojo Oxide Mine.

(e)	Temporary difference on investment in subsidiaries

The temporary differences associated with investments in subsidiaries for which a deferred income tax liability has not been recognized, aggregate to $62 million(December 31, 2021 - $5 million). The Company has determined that the taxable temporary difference will not reverse in the foreseeable future.

(f)	Tax loss carryforwards

Our tax losses have the following expiry dates.

	Tax losses	December 31
	expire in years	2022	2021
Canada	2025 to 2042	$61,214	$46,354
Mexico	2027 to 2031	—	29,851
Panama	2023 to 2027	736	655
United States	indefinite	27,086	16

36.RECLASSIFICATIONS OF PRIOR PERIOD FIGURES

Certain of the prior year’s figures have been reclassified to conform to the presentation in the current year.  Such reclassifications were primarily the grouping and disaggregation of small balances.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2022 and 2021

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Income statement

2021
As previously presented
Interest income and finance costs	$(1,296)
As currently presented
Interest income	$341
Interest and accretion expense	(1,637)
$(1,296)

Revenue
As previously presented	$4,091
Refining and transportation reclassified to operating costs	33
As currently presented	$4,124

Operating costs
As previously presented	$1,247
Refining and transportation reclassified from revenue	33
As currently presented	$1,280

(b)	Statement of cash flows

2021
Operating activities – As previously presented
Other gains and losses	$(211)
Exploration paid via issuance of common shares	150
Changes in site closure provision charged to exploration expense	84
$23
Operating activities – As currently presented
Other	$23

Financing activities – As previously presented
Proceeds from the issuance of common shares, net of issuance costs	$34,442
Proceeds from the exercise of warrants	14,279
Proceeds from the exercise of stock options	475
Share issuance costs	(1,000)
$48,196
Financing activities – As currently presented
Proceeds from the issuance of common shares, net of issuance costs	$33,442
Proceeds from the issuance of stock options and warrants	14,754
$48,196

37.EVENTS AFTER THE REPORTING PERIOD

(c)	Share issuances

Subsequent to the reporting period, the Company issued common shares pursuant to the exercise of warrants (note 26(b)) and exercise of stock options (note 28(a)).